FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Chromocell Therapeutics Corporation

4400 Route 9 South, Suite 1000

Freehold, New Jersey, 07728

Telephone: 732-514-2636

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

July 24, 2023

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kristin Lochhead and Daniel Gordon

Re:	Chromocell Therapeutics Corporation

Registration Statement on Form S-1

File No. 333-269188

CIK No. 0001919246

Rule 83 Confidential Treatment Request by Chromocell Therapeutics Corporation

Ladies and Gentlemen:

On behalf of Chromocell Therapeutics Corporation (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 19, 2023 (the “Original Comment Letter”) relating to the Company’s Registration Statement on Form S-1, initially publicly filed by the Company with the Commission on January 11, 2023, and as amended to date (File No. 333-269188) (the “Registration Statement”), we submit this supplemental letter to further address Comment No. 5 of the Original Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment, which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Stock Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range (as defined below). All dollar amounts and per share amounts in this letter have been prepared based on such assumed Stock Split.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Francis Knuettel II, Chief Financial Officer, Chromocell Therapeutics Corporation, 4400 Route 9 South, Suite 1000, Freehold, New Jersey, 07728, before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the Company’s response.

5. As a related matter, since your common stock is not actively traded, please revise to disclose how you determined the underlying fair value of your common stock as an input to the Black-Scholes Option Pricing Model. In addition, once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the Company’s common stock, par value $0.0001 per share (“Common Stock”), underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its Common Stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, after giving effect to a [***] reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”), resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range and the ratio of the reverse stock split to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) have not yet been determined and remain subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative Preliminary Price Range and reverse Stock Split will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s Common Stock to date, the estimated fair value of the Common Stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant. As part of this determination, the Board took into consideration a third-party valuation of the Company’s intellectual property (primarily comprising the patents, trade secrets, know-how and pre-clinical and clinical test results for a non-opioid pain treatment compound known as CC8464) and the Board’s assessment, with input from management, of additional objective and subjective factors that it believed were relevant. These factors may have changed from the date of the applicable third-party valuation through the date of the grant.

The Company had the third-party valuation conducted in conjunction with the Company’s issuance of shares of its Common Stock and its Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), pursuant to that certain contribution agreement (“Contribution Agreement”), dated August 10, 2022, between the Company and Chromocell Corporation (“Holdings”). The valuation analysis was performed in conformance with Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosure (“ASC 820”).

As a precursor to the analysis of the underlying fair value of the stock options granted by the Company, the table below sets forth the option grants since inception:

Name*	Options Issued	Exercise Price	Vesting Commencement Date
2022 Grants**
Camden Capital	[***]	$[***]	10/01/2022
Christian Kopfli	[***]	$[***]	10/01/2022
Jadira Outeiral	[***]	$[***]	10/01/2022

2023 Grants***
Ezra Friedberg	[***]	$[***]	01/10/2023
Todd Davis	[***]	$[***]	01/10/2023
Todd Davis	[***]	$[***]	01/10/2023
Richard Malamut	[***]	$[***]	01/10/2023
Chia-Lin Simmons	[***]	$[***]	03/09/2023
Eric Lang	[***]	$[***]	05/15/2023

*	Table gives effect to the [***] reverse Stock Split.

**	2022 grants were approved on January 10, 2023, with a vesting commencement date of October 1, 2022.

***	2023 grants were approved on the vesting commencement date, other than in respect of the grant to Mr. Lang, which was approved on June 23, 2023, with a vesting commencement date of May 15, 2023.

Valuation of Intellectual Property (August 10, 2022)

With certain adjustments outlined below, and as summarized above, the Company based its determination of the underlying fair value of the Company’s Common Stock on the findings of an independent third party engaged by the Company to determine the fair value of the Company’s intellectual property transferred pursuant to the Contribution Agreement. Based on both the Company’s balance sheet, which includes only liabilities and de minimis other assets, and the operating status of the Company – no revenue, no current trials, minimal number of employees, no public entity value, and other factors – the Company believes that the intellectual property it owns represents the value of the Company and, subject to the liquidity and control adjustments noted below, the fair value of the Company’s Common Stock prior to the pricing of the IPO.

The Company worked with CFGI, an independent, unaffiliated third party that is the largest US non-audit accounting advisory firm that specializes in valuation, IPO readiness, financial planning and analysis and other services, to determine the scope of the valuation and analyze potential valuation methodologies, including cash flow, comparable company comparisons (the “Market Approach”) and cost basis (the “Cost Approach”). The Company provided CFGI with all relevant materials, including the Astellas License (as defined below), financial statements, descriptions of the pre-clinical and Phase I studies, study protocols and other materials in support of the development of and Phase II plans for CC8464. In addition, the Company had numerous discussions with CFGI regarding the three primary valuation approaches, and more specifically, which costs to include in their cost-based analysis. The Company also reviewed CFGI’s interim and draft final analysis as part of its review of the Company’s accounting statements and its IPO planning process. Further, both principals at CFGI who assisted with the valuation have extensive experience in intangible valuation, purchase price allocation, and both are accredited as appraisers or financial analysts by the relevant professional bodies. Finally, principals at the Company have worked with the CFGI project team leader on many prior intangible valuation projects. Based on this prior experience with CFGI and after reviewing their work product in connection with the valuation, the Company believes that the valuation was conducted in a professional manner and yielded a fair and reasonable value of the assets contributed to the Company by Holdings pursuant to the Contribution Agreement.

With respect to each of the three primary methodologies, the Company determined:

1)	Cash flow: The Company determined that based on the current clinical stage of the CC8464 compound and the need to be approved by the FDA after a dose escalation study and Phases II and III, and potentially Phase IV, combined with the length of time to progress through each stage, that there was too much variability to appropriately set forth a valuation based on potential future cash flows.

2)	Market Approach: The Company analyzed the comparability of various other entities in the public markets that develop alternative (i.e., non-opioid) pain management medications. However, after finding the number of comparable companies to be limited, the Company concluded that a comparable company comparison was not an appropriate valuation methodology for the Company.

3)	Cost Approach: Based on facts and circumstances, the Company did determine, however, that the cost approach was the most logical approach to determining the specific value of the Company’s intellectual property. This conclusion was reached based on the fact that the CC8464 compound was subject to a license agreement (the “Astellas License”) entered into on an arm’s length basis with Astellas Pharma Inc. (“Astellas”), a multi-billion-dollar international pharmaceutical company. Under the Astellas License, Astellas provided much of the funding that went into the later stages of pre-clinal research and development and the entirety of the funding for the Phase I study, which it did so to derive economic gain from CC8464, leading to the conclusion that the Cost Approach was a good facsimile of the value of the intellectual property underlying the Contribution Agreement. Under the Astellas License, Astellas acquired a worldwide license to CC8464 in exchange for an upfront license payment and the obligation to conduct all future development of CC8464. Following the conclusion of pre-clinical development, completion of the Phase I study and subsequent approval by the FDA to proceed to Phase II, the parties agreed to terminate the Astellas License effective January 26, 2019. The decision to terminate the Astellas License was based on internal decisions by Astellas to direct its development investment to cancer and other illnesses. As part of the Astellas License termination, Astellas renounced all intellectual property rights in connection with CC8464.

The inputs for the cost-based valuation methodology, or Cost Approach, included historical direct expenses associated with the research and development expenses for the pre-clinical development of CC8464 and the Phase I study program related to CC8464. These historical expenses totaled approximately $37.4 million and were incurred over a multi-year period which, when adjusted for time and reasonable developer’s profit, yield an estimated fair value of $44.8 million. These historical expenses included the fees paid to the Company’s third-party Contract Research organization, (“CRO”) as well as other vendors responsible for manufacture, storage or other aspects of research with respect to CC8464, internal research and development expenses, including for laboratory, materials and personnel and applicable overhead in support of the development program.

In analyzing the valuation methodologies, the Company determined that the Cost Approach was most relevant in determining the fair value of the Company’s intellectual property but did so with consideration for the Market Approach. The Market Approach validated the findings pursuant to the Cost Approach. The conclusion was that the fair value of the Company’s intellectual property was $44.8 million. At the time of the Contribution Agreement and the option grants, there were [***] shares (on an as converted basis reflecting the conversion of the 600,000 Series A Convertible Preferred Stock held by Holdings to Common Stock of the Company at its stated value). The resulting value of the intellectual property was $[***] per share of Common Stock. The Company then adjusted this value to reflect the illiquidity discount and minority discount highlighted in the table below:

Value of intellectual property	$44.8 million
Common shares outstanding (assuming conversion of Series A Preferred Stock)	[***]
Value per share of Common Stock	[***]
Illiquidity discount	20%
Minority discount	20%
Fair value of the Common Stock	[***]

The Company employed illiquidity and minority discounts in determining the fair value of the Common Stock, with the basis for each as follows:

●	The Company is currently a private enterprise and while there are plans to become a public reporting company, there are no certainties of the success of achieving that status. The current market environment is challenging, and the Company has been working on becoming public for well over a year. Hence, the Company believes that an illiquidity discount is reasonable and has applied a discount of 20%.

●	The Company determined the fair value of the Common Stock for the purpose of issuing stock options to directors and officers of the Company. As the largest of these grants is approximately three percent (3%) of the total shares outstanding, the Company believes that a minority discount is also appropriate and has applied a discount of 20%.

●	In considering the appropriate discounts and the rate thereof, the Company consulted publications and analysis from the following sources:

○	Valuation Discounts and Premiums, published by the National Association of Certified Valuators and Analysts.

○	2022 Marcum Year-End Tax Guide (while this guide focuses on discounts for tax purposes, valuation discounting is a common methodology across book and tax, and the guide is a contemporaneous publication from a large accounting firm, showing the constancy of the range of discounts over time).

○	White paper titled “Valuing Control and Marketability” published by the Darden School at the University of Virginia.

○	White paper titled “Discount for Lack of Marketability in Privately Owned Companies” published by the Department of Finance at the Graziado School of Business and Management at Pepperdine University.

Analysis of the Fair Value of the Common Stock over a Period of Time: The determination of the fair value of the Company’s Common Stock was based on a third-party evaluation of the Company’s intellectual property as of August 10, 2022, the date of the Contribution Agreement. During the past 12 months, the Board approved stock option grants on three different occasions: (i) January 10, 2023, (ii) March 9, 2023 and (iii) June 23, 2023. In connection with each approval, the Board determined the fair value of the Common Stock as of the date of each option grant by considering whether any basis existed to deviate from the valuation of the Company’s intellectual property on August 10, 2022. On each occasion, the Board found there to be no basis to deviate from such valuation for the following reasons:

Potential Change in the Company’s Status:	Change	Notes
Entry into a license agreement for the Company’s intellectual property	None	The Company has not entered into any license agreements for any aspect of its compound CC8464.
Hiring of key operating personnel	None	The Company’s CEO had, at the time of the fair value determination, been in place since inception, and the CFO / CSO joined approximately two months prior to the execution of the Contribution Agreement, and he had no involvement with the Company or its investors prior to his joining the Company. There were no other employees hired or consultants engaged (other than service providers performing tax advisory, compensation advice, etc.) during the period between the two dates.
Appointment of new board members	Slight positive impact on the fair value of the Company’s Common Stock.	The Company added three additional non-employee board members between August 1, 2022 and May 15, 2023 to complete the Company’s five-member board of directors. The Company believes that the impact of these three additional members to the Board has a minor positive impact on the fair value of the Company’s Common Stock as the CEO had already been a member of the Board.

Issuance of equity	None	No new equity was issued between the Contribution Agreement date and the issuance of the options discussed herein.
Entry into a financing agreement	Slight negative impact on the fair value of the Company’s Common Stock	The Company entered into convertible bridge notes subsequent to the Contribution Agreement, which convert into Common Stock at a price equal to 80% of the initial public offering price.
Material legislative changes	Immaterial	The only legislation to materially address the pharmaceuticals industry at large was the Inflation Reduction Act of 2022 (entered into law on August 16, 2022), which mandates caps, for fiscal year 2026 and after, on price increases for the most widely prescribed drugs. Not only is the commencement of this provision not for three years, but it also only targets a small group of drugs with the largest revenue, so the Company expects it will have no influence on the fair value of the Company’s Common Stock.
Launch of clinical studies of the Company’s drug	None	During the period from August 10, 2023 through June 23, 2023, the Company worked with its CRO to develop plans for the Phase II trial, but did not commence any studies during that period, pending completion of the IPO.
Regulatory approval of or feedback on the Company’s drug	None	During the period from August 10, 2023 through June 23, 2023, the FDA did not provide any new comments on CC8464.
Regulatory approval of the Company’s Registration Statement on Form S-1	Slight positive impact on the fair value of the Company’s Common Stock.	The Company has continued to advance the registration process with the SEC in connection with the filing of its Registration Statement on Form S-1; however, the SEC has not yet issued a ‘no further comment’ letter nor a declaration of effectiveness.
Material changes to the capital markets	Slight negative impact on the fair value of the Company’s Common Stock	The early-stage life science capital markets have been moribund for over a year, with small, typical ebbs and small declines in the ETF XBI, the most commonly referenced life sciences ETF.

Comparison of Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined based on discussions between the Company and the underwriters. Prior to May 15, 2023, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range.

Among the factors that were considered in setting the Preliminary Price Range were the following:

●	the Company’s financial condition and prospects;

●	progress and stage of development of the Company’s development programs;

●	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

●	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

●	valuations metrics for and recent performance of initial public offerings of companies in the life sciences sector.

●	the terms under which the Company sold shares of its convertible preferred stock;

●	an assumption that there would be a receptive public trading market for the Company’s Common Stock based on the potential of its product candidates and its platform; and

●	an assumption that there would be sufficient demand for the Company’s Common Stock to support an offering of the size contemplated by the proposed IPO.

The Company believes that the difference between the fair value of its Common Stock during the period between August 10, 2022 and May 15, 2023 of $[***] per share, reflecting the anticipated [***]Stock Split, and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to May 15, 2023, the date of the Company’s most recent determination of the fair value of its Common Stock.

●	The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s Common Stock has been created and, therefore, excludes any discount for lack of marketability of the Company’s Common Stock.

●	In the public markets, the Company believes there are investors who may apply more qualitative and subjective valuation criteria to certain of its clinical assets than the valuation methods applied in the Company’s valuations, although there can be no assurance that this will in fact be the case. As a private company, the Company used a more quantitative methodology to determine the fair value of its Common Stock and this methodology differs from the methodology used to determine the Preliminary Price Range. The Preliminary Price Range was not derived using a formal determination of fair value, but rather was determined by the estimated price range that we expect will be determined by the Company in consultation with the underwriters.

●	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public company equity and debt markets.

●	The CMO has developed a plan to address the incidence of rashes in the Phase I study that the Company believes will mitigate and potentially eliminate the side effect.

●	The CMO has developed a plan to use CC8464 in a new indication with a different delivery method in a larger market opportunity than the market opportunity for the compound’s current indication.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement for additional background regarding its equity grant valuation methodologies to date.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the Common Stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at frank@chromocell.com.

* * * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at aschleicher@sullivanlaw.com.

Respectfully submitted,

SULLIVAN & WORCESTER

By	/s/ Aaron Schleicher

cc:	Francis Knuettel II, Chromocell Therapeutics Corporation